Exhibit 99(a)(6)

EFiled: Jan 25 2006 4:54 PM EST Transaction ID 10419773

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

x
LARRY ELLINGTON,	:
Plaintiff,	:
:
v.	:
:
THE SPORTS AUTHORITY, INC., JOHN D.	:	CIVIL ACTION NO.
MORTON, GORDON D. BARKER, MARY	:
ELIZABETH BURTON, CYNTHIA R.	:
COHEN, PETER R. FORMANEK, MARTIN	:
E. HANAKA, RICHARD L. MARKEE,	:
KEVIN M. MCGOVERN JONATHAN D.	:
SOKOLOFF, and GREEN EQUITY	:
INVESTORS IV, L.P.,	:
:
Defendants.	:
X

CLASS ACTION COMPLAINT

Plaintiff alleges as follows on information and belief, except as to the allegations pertaining to himself and his own acts which are alleged on knowledge:

INTRODUCTION

1.             This is a class action on behalf of the public stockholders of The Sports Authority, Inc. (“TSA” or the “Company”) arising out of a January 23, 2006 announcement that the Company has entered into a merger agreement (the “Merger Agreement”) with an investor group led by defendant Green Equity Investors IV, L.P., an affiliate of Leonard Green & Partners, L.P. (collectively “Green”), and including members of TSA’s senior management team (the “Buyout Group”). Under the terms of the Merger Agreement, TSA’s stockholders will receive $37.25 in cash for each share of TSA common stock that they own (the “Buyout”).

2.             The above-named director defendants have violated their fiduciary duties owed to the public shareholders of TSA. Absent judicial intervention, the Merger Agreement will be consummated which will result in irreparable injury to plaintiff and the Class (defined below).  This action seeks to enjoin defendants’ unlawful conduct.

PARTIES

3.             Plaintiff at all times relevant hereto has been a stockholder of TSA.

4.             TSA is a corporation organized under the laws of the State of Delaware, with its principal place of business located at 1050 West Hampden Avenue, Englewood, Colorado. TSA operates sporting goods retail stores in the United States. The Company offers various active stock keeping units of brand name sporting goods and apparel. Its merchandise is classified into two categories, hardlines and softlines. Hardlines include items like skis, golf equipment, bicycles, and exercise equipment, as well as outdoor gear, including camping, hunting, and fishing. Softlines consist of apparel, footwear, and outerwear. The Company operated 392 retail sporting goods stores in 45 states under four brand names: Sports Authority, Gart Sports, Oshman’s, and Sportmart, as of July 30, 2005. TSA’s common shares are publicly traded on the New York Stock Exchange under the symbol “TSA”.

5.             Defendant John D. Morton (“Morton”) is chairman of the board, chief executive officer and president of TSA, and has held such positions since June 2004. Morton has worked for TSA in various positions since 1986 and has been a director of the Company since 1995.  Morton beneficially owns about 370,710 shares of TSA stock, or 1.4% of the outstanding shares of the Company.

6.             Defendant Gordon D. Barker (“Barker”) is a member of the Board of Directors of TSA.

7.             Defendant Mary Elizabeth Burton (“Burton”) is a member of the Board of Directors of TSA.

8.             Defendant Cynthia R. Cohen (“Cohen”) is a member of the Board of Directors of TSA.

9.             Defendant Peter R. Formanek (“Formanek”) is a member of the Board of Directors of TSA.

10.           Defendant Martin E. Hanaka (“Hanaka”) is a member of the Board of Directors of TSA.

11.           Defendant Richard L. Markee (“Markee”) is a member of the Board of Directors of TSA.

12.          Defendant Kevin M. McGovern (“McGovern”) is a member of the Board of Directors of TSA.

13.          Defendant Jonathan D. Sokoloff (“Sokoloff”) is a member of the Board of Directors of TSA.

14.           Green is a Los Angeles-based private equity firm specializing in organizing, structuring and sponsoring management buy-outs, going-private transactions and recapitalizations of established public and private companies. Leonard Green & Partners is the largest private equity firm in Southern California managing approximately $3.7 billion of private equity capital.

FIDUCIARY DUTIES OF THE DIRECTOR DEFENDANTS

15.           The director defendants are in a fiduciary relationship with plaintiff and the other public stockholders of TSA and owe them the highest duties of good faith, fair dealing, loyalty and full and candid disclosure.

16.           In a case such as this, where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), Delaware law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

a.             adversely affects the value provided to the corporation’s shareholders;

b.             contractually prohibits them from complying with or carrying out their fiduciary duties;

c.             discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

d.             will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

17.           As described herein, the director defendants have breached their fiduciary duties by failing to take appropriate steps to maximize shareholders’ value in a change of control transaction.

CLASS ACTION ALLEGATIONS

18.           Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of the public shareholders of TSA (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

19.           This action is properly maintainable as a class action.

20.           The Class is so numerous that joinder of all members is impracticable. There are over 26 million shares of TSA stock issued and outstanding. The shares trade on the New York

Stock Exchange and hundreds, if not thousands, of TSA stockholders are located throughout the United States.

21.           Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

a.             whether the director defendants have breached their fiduciary duties of good faith and loyalty owed by them to plaintiff and the other members of the Class in connection with the proposed sale of TSA;

b.             whether the director defendants have breached their fiduciary duty to secure the best price reasonably available under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of TSA; and

c.             whether plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

22.           Defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

23.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

SUBSTANTIVE ALLEGATIONS

24.           On or about January 23, 2006, TSA issued a press release entitled, “The Sports Authority, Inc. to Be Acquired by Leonard Green & Partners, L.P. and Management for $37.25 Per Share in Cash.” The release went on to state:

ENGLEWOOD, Colo.—(BUSINESS WIRE)—Jan. 23, 2006—The Sports Authority, Inc. (NYSE:TSA - News), announced today that it has entered into a definitive agreement to be acquired by an investor group led by Green Equity Investors IV, L.P., an affiliate of Leonard Green & Partners, L.P. and including members of Sports Authority’s senior management team for $37.25 per share in cash.

The board of directors of Sports Authority, on the recommendation of a special committee of independent directors, has unanimously approved the merger agreement and recommends that Sports Authority’s shareholders adopt the agreement.

The total transaction value, including assumed debt, is approximately $1.3 billion. The transaction is expected to close in the second fiscal quarter of 2006, and is subject to Sports Authority’s shareholder approval, as well as other customary closing conditions, including the receipt of financing and regulatory approvals.

25.           Green, with the acquiescence and cooperation of the inside members of the Buyout Group, is intent on paying the lowest possible price to Class members, even though the director defendants are duty-bound to maximize shareholder value. The Buyout Group has clear and material conflicts of interest in the Buyout, as its members stand on both sides of the Buyout.

26.           The proposed transaction, if not enjoined, will result in the elimination of the public stockholders of TSA in a transaction that is inherently unfair to them and that is the product of certain insiders’ conflicts of interest. More particularly, the transaction has been timed and structured unfairly in that:

a.             The Buyout is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which the director defendants know or should know is unfair and inadequate; and

b.             The Buyout Group has unique knowledge of the Company and has access to information denied or unavailable to the Class which is being used to the detriment of Class members.

27.           Unless enjoined by this Court, the director defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Buyout to the irreparable harm of Plaintiff and the Class.

28.           The director defendants failed to announce an active auction prior to entering into the Merger Agreement or provide an opportunity for a reliable market check. As a consequence, the director defendants failed to inform themselves of TSA’s transactional value before agreeing to a sale of the Company.

29.           Under the circumstances, the director defendants, as their fiduciary obligations require, must:

•              Undertake an independent evaluation of TSA’s worth as an acquisition candidate;

•              Rescind any and all agreements that inhibit the maximization of shareholder value, including any agreement to pay the Buyout Group a termination fee if the director defendants were to terminate the Merger Agreement or a “No-Shop” clause preventing them from obtaining a better price for TSA; and

•              Implement an active auction or open bidding process in order to maximize shareholder value.

30.           As a result of the director defendants’ failure to take such steps, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from benefiting from a fair and proper value-maximizing transaction.

31.           Plaintiff and the other members of the Class have no adequate remedy at law.

32.           Green has knowingly participated in the director defendants’ breaches of fiduciary duty alleged above. Green knew that the director defendants agreed to the proposed transaction that would provide TSA’s shareholders with less consideration than that to which they are entitled and that could be achieved in an appropriate sales process or market check. Despite its knowledge that the proposed transaction will fail to pay full and fair consideration to TSA’s shareholders, Green has actively pursued the proposed transaction and thereby directly aided and abetted the breaches of fiduciary duty committed by the director defendants.

PRAYERS FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the director defendants and is therefore unlawful and unenforceable;

C.            Enjoining defendants from proceeding with the Buyout;

D.            Directing the director defendants to exercise their fiduciary duties to pursue a transaction which is in the best interests of the public shareholders after the process for the sale or auction of the Company is completed and the highest available price is obtained;

E.             Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (DSBA No. 234)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899-1070
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

LERACH COUGHLIN STOIA
GELLER RUDMAN & ROBBINS LLP
197 South Federal Highway, Suite 200
Boca Raton, Florida 33432
(561) 750-3000